FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly-Held Company
Corporate Taxpayers’ ID (CNPJ) 47.508.411/0001-56
Corporate Registry ID (NIRE) 35.300.089.901

MATERIAL FACT NOTICE

Companhia Brasileira de Distribuição (“CBD”) hereby informs that it has executed an agreement for the acquisition of shares held by Rodolfo Junji Nagai and Luiz Fumikazu Kogachi, representing 40% of the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), a company controlled by CBD, which operates the trademark “Assai”. As a result of such acquisition, CBD consolidates its equity stake in the acquired business of wholesale self-service in the food market, announced in the material fact notice of November 2, 2007.

For the acquisition of the above-referred equity stake, CBD will pay to the sellers the amount of R$175 million, in three installments: the first installment, in the amount of R$25 million, within ten days after the execution of the share purchase agreement; the second installment, in the amount of R$25 million, on December 15, 2009; and the third and last installment, in the amount of R$ 125 million, on January 15, 2011.

In the event of fulfillment of certain conditions agreed between the parties, CBD shall also pay to the sellers, on January 15, 2011, an additional sum of R$25 million.

The amounts are subject to adjustment pursuant to the variation of the “CDI”, from the date of execution of the share purchase agreement and until the effective date of payment.

Upon conclusion of the transaction, the Shareholders’ Agreement of Barcelona, entered into with the sellers of the shares acquired by CBD, will cease to be in effect.

The transaction noticed hereby is subject to the approval of the Board of Directors and shareholders of CBD, pursuant to the terms of the company’s by-laws.

São Paulo, July 10, 2009

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 10, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.